April 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Gabriel Eckstein
Division of Corporation Finance

RE:	VerifyMe, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on August 5, 2013
File No. 333-190385

Ladies and Gentlemen:

On behalf of VerifyMe, Inc., a Nevada corporation formerly known as Laserlock Technologies, Inc. (the “Company”), I hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-190385), as initially filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2013 (the “Registration Statement”), be withdrawn effective immediately.  The Registration Statement has not been declared effective, and none of the Company’s securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. The Company submits this request for withdrawal as the Company does not wish to pursue the registration of the securities covered by the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned at VerifyMe, Inc., 12 West 21st Street, 8th Floor, New York, NY 10010, with a copy to the Company’s counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Attention: Tonya Mitchem Grindon, Esq., via email at tgrindon@bakerdonelson.com or via facsimile at (615) 744-5607.

Should you have any questions regarding this request for withdrawal, please contact Tonya Mitchem Grindon, Esq., of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, by telephone at (615) 726-5607.

Very truly yours,

VerifyMe, Inc.

By:	/s/ Paul Donfried
Paul Donfried
Chief Executive Officer